Press Release	May 5, 2021

Largo Secures 1.4 GWh Nameplate Capacity Stack Manufacturing Facility and Product Development Center; Appoints Energy Executive as VP of Operations

  Stack manufacturing facility and product development center in Massachusetts, U.S. secured with an expected manufacturing capacity of up to 1.4 gigawatt hours ("GWh") per year
  Electrolyte, electrolyte tank and stack container manufacturing center approved
  Energy industry executive to focus on driving the development of its clean energy division, including the commercialization and strategic deployment of its VCHARGE± system
  Capital expenditures of US$4.4 million expected in 2021 for the Company's clean energy division

TORONTO - Largo Resources Ltd. ("Largo" or the "Company") (TSX: LGO) (NASDAQ: LGO) is pleased to announce key developments in its clean energy division to scale up manufacturing capacity of its VCHARGE± vanadium redox flow battery ("VRFB") system to meet expected deployment targets.

The Company is also pleased to announce that Mr. Salvatore Minopoli has been appointed as Vice President of Operations of Largo Clean Energy with overall responsibility for commercial development and implementation of the strategic business growth plan.

VCHARGE± Manufacturing Strategy Developed

During Q1 2021, the Company finalized the manufacturing strategy for its clean energy division and began to establish the supply chain required to deliver on its targeted deployment timelines and cost structure. In April 2021, the Company secured a location for its stack manufacturing and product development center in Massachusetts, U.S. with an expected nameplate manufacturing capacity of 1.4 GWh per year. This facility will be the global headquarters of Company's clean energy division. The Company also approved a location in New Hampshire, U.S. for its clean energy division's electrolyte production and manufacturing of containerized VRFB systems.

Paulo Misk, President and CEO of Largo, stated: "We continued to make considerable progress in advancing our clean energy division with the view of becoming a leading player in the long-duration energy storage sector with our superior VRFB technology. I am pleased to report that the Company secured its U.S. based stack manufacturing facility and product development center, which is expected to have an annual manufacturing capacity of 1.4 GWh."

He continued: "Supported by robust sector demand and global carbon reduction targets, we continue to view the strategic growth opportunity associated with our clean energy division as a strong source of value creation for the Company. We are planning Largo's Battery Day to highlight our development strategy, showcase the VCHARGE± system technological differentiations and detail the Company's sizable growth opportunity in the long-duration energy sector as we position ourselves toward a sustainable future. We will provide a date for this event soon."

The Company is progressing with the certification of its VCHARGE± system under UL1973 and UL9540 requirements and expects to conclude this process shortly. Hiring of additional personnel to support the Company's anticipated targets continues.

Appointment of Mr. Salvatore Minopoli as VP of Operations

"The appointment of an energy industry expert of Mr. Minopoli's caliber is a further validation of Largo's proposed business proposition and the tremendous opportunity that exists with our anticipated global deployment of our VCHARGE± system." said Paulo Misk, President and CEO of Largo. "Salvatore's in-depth knowledge of the energy sector, combined with his extensive leadership experience in advancing new energy projects will enable Largo to strategically advance the development of its clean energy division."

Mr. Minopoli brings over 30 years of U.S. energy industry experience to the Largo executive team, including extensive development and execution of utility-scale projects in both regulated and merchant energy markets in the U.S. and internationally. He has extensive experience in the successful development and execution of gas and renewable projects, holding leadership positions for both major U.S. utilities and energy technology providers. Most recently, Mr. Minopoli served as Vice President of Highview Power where he led the deployment and business growth of its long-duration energy storage technology in the U.S. Minopoli holds a BS in Chemical Engineering from Catholic University, an MS in Engineering Management from George Washington University, and served as an officer in the United States Navy, Naval Construction Battalion.

"Largo is a global leader in the supply of high-quality vanadium and possesses one of the most advanced and commercially available energy storage technologies for long-duration. This combination is expected to bring prospective customers unique value and assurance for their clean energy transition." commented Minopoli. "I'm excited to join the talented executive team at Largo as we work to become a long-duration energy storage supplier of choice and assist in the world's decarbonization efforts through the deployment of our VCHARGE± system."

About Largo Resources

Largo Resources is an industry preferred, vertically integrated vanadium company. It services multiple vanadium market applications through the supply of its unrivaled VPURE™ and VPURE+™ products, from one of the world's highest-grade vanadium deposits at the Company's Maracás Menchen Mine located in Brazil. Largo is also focused on the advancement of renewable energy storage solutions through its world-class VCHARGE± vanadium redox flow battery technology. The Company's common shares are listed on the Toronto Stock Exchange and on the Nasdaq Stock Market under the symbol "LGO".

For more information on Largo and VPURE™, please visit www.largoresources.com and www.largoVPURE.com.

For additional information on Largo Clean Energy, please visit www.largocleanenergy.com.

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For further information, please contact:

Investor Relations:

Alex Guthrie
Senior Manager, External Relations
aguthrie@largoresources.com
Tel: +1 416‐861‐9797

Media Enquiries:

Crystal Quast

Bullseye Corporate

Quast@bullseyecorporate.com

Tel: +1 647-529-6364

Forward-looking Information:

This press release contains forward-looking information under Canadian securities legislation, some of which may be considered "financial outlook" for the purposes of applicable Canadian securities legislation ("forward-looking statements"). Forward‐looking information in this press release includes, but is not limited to, statements with respect to the timing and amount of estimated future production and sales; costs of future activities and operations; the extent of capital and operating expenditures; and the extent and overall impact of the COVID-19 pandemic in Brazil and globally. Forward‐looking information in this press release also includes, but is not limited to, statements with respect to our ability to build, finance and operate a VRFB business, our ability to protect and develop our technology, our ability to maintain our IP, our ability to market and sell our VCHARGE± battery system on specification and at a competitive price, our ability to secure the required production resources to build our VCHARGE± battery system, and the adoption of VFRB technology generally in the market. Forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". All information contained in this news release, other than statements of current and historical fact, is forward looking information. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Largo or Largo Clean Energy to be materially different from those expressed or implied by such forward-looking statements, including but not limited to those risks described in the annual information form of Largo and in its public documents filed on www.sedar.com and www.sec.gov from time to time. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Although management of Largo has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Largo does not undertake to update any forward-looking statements, except in accordance with applicable securities laws. Readers should also review the risks and uncertainties sections of Largo's annual and interim MD&As which also apply.

Trademarks are owned by Largo Resources Ltd.